EXHIBIT 2.01

Document No. 1407/2004 A

Done
in the Free and Hanseatic City of Hamburg
on 13th September 2004

Before me, the notary public of Hamburg,

Dr. Herbert Asschenfeldt

today appeared in my office rooms in Poststrasse 2, 20354 Hamburg:

1.               Mr. Jochen Witte, born 28.08.1960,
place of business: Wiesenkamp 22b, 22359 Hamburg,
personally known to the recording notary public;

2.               Mr. Ludwig Lutter, neé Steinhäusel, born 25.11.1966,
place of business: Wiesenkamp 22b, 22359 Hamburg,
personally known to the recording notary public.

The persons appearing as to 1. and 2. not acting in their own names but as managing directors with joint power of representation on behalf of the private limited liability company called
POET Software GmbH
with place of business in Hamburg and business address:
Wiesenkamp 22b, 22359 Hamburg,
registered with the commercial register of the local court of
Hamburg under HRB 54723,

something which is certified by the recording notary public after having inspected the above-mentioned commercial register today according to Section 21 BNotO (Federal Regulations for Notary Publics),

- POET Software GmbH, hereinafter also called “SELLER” -

and the person appearing as to 1. also acting in its capacity as managing director with sole power of representation on behalf of

POET GmbH,
with place of business in Hamburg and business address:
Wiesenkamp 22b, 22359 Hamburg,
registered with the commercial register of the local court of
Hamburg under HRB 89950,

something which is certified by the recording notary public after having inspected the above-mentioned commercial register today according to Section 21 BNotO (Federal Regulations for Notary Publics),

- POET  GmbH hereinafter  also called “COMPANY”,

3.               Dr. Jakob Karszt, born 06.11.1953
place of business: Karl-Friedrich-Strasse 14-18, 76131 Karlsruhe, identified by the valid identity card no. 6395328219,

not acting in its own name but on behalf of the

Aktiengesellschaft (stock corporation)
ems ePublishing AG
with place of business in Karlsruhe
and business address: Karl-Friedrich-Strasse 14-18, 76131 Karlsruhe, registered with the commercial register of the local court of
Karlsruhe under HRB 9293,

insofar certified copy of the commercial register extract of ems e-publishing AG will be send in order to give evidence of the power of representation of the person appearing as to 3,

- ems ePublishing AG hereinafter called “PURCHASER” -

- POET Software GmbH and ems ePublishing AG hereinafter individually also called “PARTY” and together also called “PARTIES” -

Acting in their above-mentioned capacities, the persons appearing requested the notary public to notarize the following agreement :

Share Purchase and Transfer Agreement

with respect to POET GmbH

, Hamburg

between

POET Software GmbH, Hamburg

and

ems ePublishing AG, Karlsruhe

Article 1

Relationships in Terms of Company Law

1.               SELLER is the sole shareholder of POET GmbH with place of business in Hamburg, registered with the commercial register of the local court of Hamburg under HRB 89950 (hereinafter also called “COMPANY”).

2.               On the basis of a share transfer agreement dated June 23, 2004 (notarial protocol no. 930/2004 of the notary public Dr. Herbert Asschenfeldt, Hamburg), COMPANY has been acquired by SELLER as shelf company with a share capital of € 25,000.00 (in words: twenty-five thousand Euros). By means of a spin-off and takeover agreement dated July 20, 2004 (notarial protocol no. 1064/2004 of the notary public Dr. Herbert Asschenfeldt, Hamburg), SELLER und COMPANY agreed to spin-off the business division “catalogue business” of SELLER to COMPANY (hereinafter also briefly called “Spin-off”). The business division “catalogue business” includes the development, licensing and marketing of software for the administration of electronic catalogues together with the pertinent services. The shareholders’ meetings of SELLER and COMPANY approved the spin-off and takeover agreement on the same day (notarial protocol no. 1065/2004 and 1066/2004 of the notary public Dr. Herbert Asschenfeldt, Hamburg). The tangible and intangible assets of the business division “catalogue business” as it has been transferred within the framework of the Spin-off have been taken into account in the opening balance sheet of COMPANY as to July 01, 2004 according to Annex [1] by using their current market values.

3.               With the Spin-off taking effect by means of the entry in the commercial register of Hamburg on August 30, 2004, the share capital of the COMPANY was increased from € 25,000.00 (in words: twenty-five thousand Euros) by 25,000.00 (in words: twenty-five thousand Euro) to € 50,000.000 (in words: fifty thousand Euro), and apart from its already existing share with a nominal value of € 25,000.00 (in words: twenty-five thousand Euro) (this share is hereinafter also called “First Share”), SELLER acquired another share in the COMPANY with a nominal value of € 25,000.00 (in words: twenty-five thousand Euro) (said share is hereinafter also called “Second Share”; the First Share and the Second Share together are hereinafter called “Shares”).

4.               For the purpose of assessing the acquisition of all Shares in the COMPANY PURCHASER carried out a due diligence with respect to the legal and economic circumstances of COMPANY.

Article 2

Sale and Assignment of the Shares

1.               SELLER hereby sells the Shares in COMPANY as described in Article 1 para 3 and assigns them to PURCHASER. PURCHASER hereby accepts this sale and assignment.

2.               The payment of the first purchase price instalment by PURCHASER according to Article 4 para 2 shall be a condition precedent for the assignment of the Shares. Upon receipt of the first purchase price instalment according to Article 4 para 2, PURCHASER shall acquire the

Shares (hereinafter called “Transfer Date”). SELLER will inform the Notary Public immediately about the receipt of the first purchase price instalment in writing.

Article 3

Economic Effective Date; Operating Result

1.               The sale and the assignment according to Article 2 paragraph 1 shall economically come into effect on August 31, 2004, at midnight (hereinafter also called “Effective Date”).

2.               PURCHASER shall be exclusively entitled to receive the operating result of the current business year.

3.               The balance sheet as to the Effective Date shall be drawn up by COMPANY without any delay and forwarded to SELLER and PURCHASER immediately.

Article 4

Purchase Price

1.               The purchase price for the Shares sold according to Article 2 para 1 shall be calculated according to the following formula:

purchase price = € 1,000,000 + ECS

- hereinafter called “Purchase Price” -

whereby ECS shall be the equity capital of COMPANY as it exists on Effective Date.

In words: The amount of € 1,000,000.00 (in words: one million Euro) shall be increased by the amount of the equity capital of the COMPANY on Effective Date (ECS). The equity capital (ECS) shall not include the difference amount between the equity capital in the final balance sheet of the business division “catalogue business” as to June 30, 2004 according to Annex [2] and the equity capital as shown in the opening balance sheet of the COMPANY as to July 1, 2004 according to Annex [1], which is shown in the capital reserve according to Section 272 para 2 no. 4 of the German Commercial Code (HGB). When determining the equity capital, deprecations in July and August of 2004 on the book value increases of the assets side resulting from the above-mentioned difference amount shall not be taken into account.

In case that sales taxes arise from the sale of the Shares the Purchase Price shall be increased correspondingly.

2.               The Purchase Price shall be paid in two instalments. The first instalment R1 amounting to € 1,000,000.00 (in words: one million EURO) shall be due and payable immediately. The second instalment R2 is the amount of the equity capital as of the Effective date.

It shall become due and payable on October 30, 2004, but not earlier than seven banking days after the submission of the balance sheet as to Effective Date as accepted by the PARTIES, or after the arbitration award of an auditing company (compare Article 7 para 1). Within the same period of time, a repayment, if any, to PURCHASER shall become due.

3.               With respect to its obligation of pay the first instalment R1 of the amount mentioned in Article 4 para 2 together with interests amounting to 5% p.a. after having become due PURCHASER submits itself towards SELLER to an immediate execution on its whole assets on the basis of this document. Upon its request at any time, SELLER shall be given by the notary public an enforceable copy about the amount R1 according to Article 4 paragraph 2 of this document, but in no case earlier than two weeks after the first instalment has become due (compare Article 4 paragraph 2). The document shall only be issued by the notary public if SELLER states towards him in writing that it has not yet received a payment of the first instalment.

4.               In addition to the purchase price according to Art. 4 paragraph 1 the Purchaser will pay a purchase price according to the following provisions:

a)                                      A share of the turnover with the software of the COMPANY according to Enclosure 6 as well as with services in connection therewith as follows:

30% of the turnover from 01. September 2004 until 31. December 2004, which is exceeding an amount of € 800.000 (R3)

30% of the turnover from 01. January 2005 until 31. March 2005, which is exceeding an amount of € 600.000 (R4)

30% of the turnover from 01. April 2005 until 30. June 2005, which is exceeding an amount of € 600.000 (R5)

b)             PURCHASER is obliged to give to SELLER after the last day of each of the above mentioned periods at the end of the following month at the latest a list of the respective turnover and a calculation of the additional purchase price and to pay the additional purchase price according to 4 a) until this point in time. The PURCHASER has to pay interest of 5% above the Base Interest Rate beginning with the respective due date of the payment.

c)              The turnover according to 4 a) has to be determined corresponding to the accepted principles of proper bookkeeping and balance sheet preparation inclusive of bookkeeping and balance sheet consistency (with reference to the audited balance sheets of POET Software GmbH as of 30th June 2004 and of POET GmbH as of 31st August 2004). The turnover has to be increased by the difference of the balance of finished goods and work in process as of the end of the accounting period and the balance of these goods as of the previous accounting period or the balance of these goods in the balance sheet as of 31st August 2004 respectively (regarding the calculation of the first accounting period) or has to be reduced by a negative difference respectively. The turnover has to be reduced by necessary value adjustments.

d)             In the calculation of the turnover according to 4 a) the turnover of the PURCHASER and all related companies of the COMPANY and the PURCHASER with the software according to Enclosure 6 are to be taken into account additionally. In case the COMPANY transfers the software to a related company the consideration which is paid for this is not to be taken into account for the calculation of the turnover, instead the turnover of the related company will be taken into account for the calculation of the turnover.

e)              SELLER is entitled to have access to the books and accounts of the COMPANY by a tax advisor or auditor in order to review the calculated turnover. The COMPANY explicitly gives its consent to this. COMPANY and PURCHASER are additionally obliged to give access to the books and accounts of PURCHASER and the related companies of the COMPANY and the PURCHASER to a tax advisor or auditor instructed by SELLER in order to review the calculated turnover. The tax advisor or auditor is only allowed to report the results of his review to SELLER as far as they are necessary for a founded and understandable presentation of the correct turnover of the COMPANY, the PURCHASER and their related companies. In case the review will establish that the turnover has been calculated incorrectly by the PURCHASER, the PURCHASER has to bear the necessary costs of the review, if the correct turnover is at least 2% higher that the calculated turnover.

f)                In case there has to be paid VAT on the purchase price, the calculated additional purchase price has to be increased respectively.

5.               The instalments have to be received on the following account of PURCHASER on the respective due dates:

Account holder:	POET Software GmbH

Account number:

Bank:

Bank Sorting Code:

As reference, “Acquisition of Shares POET GmbH” shall be indicated.

6.               A setoff or the execution of a right of retention with respect to the above-mentioned claims of SELLER shall be excluded unless the counterclaim is undisputed or determined with legal effect.

7.               Upon execution of this Agreement, SELLER shall submit a bank guaranty in an amount of € 150,000 as a security for claims, if any, according to Article 5 and Article 6 of this Agreement. Said guaranty shall be valid until August 31, 2005. PURCHASER shall confirm the receipt of the document.

Article 5

Warranty

1.               With respect to the Shares sold by it SELLER warrants in form of an independent warranty promise according to Articles 311, 241 of the German Civil Code (BGB) that the following statements are appropriate at the time of the notarization of this Agreement:

a)              COMPANY is a private limited liability company existing according to the legislation of the Federal Republic of Germany. The statements given in Article 1 are true.

b)             The initial share capital of COMPANY amounting to € 25,000.00 (in words: twenty-five thousand Euros) has been paid up in full.

c)              The Articles of Association in its version of July 20, 2004 are the current version. There do not exist any other resolutions of the shareholders which could modify the Articles of Association. There do not exist any other procedures in terms of company law PURCHASER might be reconstructably interested to know about.

d)             The two Shares in a nominal value of € 25,000.00 each exist with legal effect. Other shares or other shareholders do not exist.

e)              SELLER is entitled to dispose of the Shares which are free of any statutorily or contractually supported in rem or in personem rights of third parties. In particular, there do not exist any pledging rights, rights of usufruct, trust relationships, sub-participations or similar rights of third parties or any rights of pre-emption, option or acquisition rights of third parties with respect to the Shares.

f)                COMPANY does not hold any participations in other companies.

g)             COMPANY is not a party to contracts about the foundation of dormant companies, co-operations, alliances, joint ventures or partial loans.

h)             COMPANY is not a party to an inter-company agreement within the meaning of Sections 291 et seq. of the German Stock Corporation Act (AktG).

i)                 COMPANY does not own any real estate.

j)                 The assets belonging to the fixed and current assets of COMPANY according to the balance sheet as to July 01, 2004 are free of rights of third parties. COMPANY is free to dispose of these assets, except for:

aa)        assets sold within the usual course of business since July 01, 2004;

bb)      goods supplied within the usual course of business or subject to reservation of title;

cc)        assets on which there exist statutory pledging or retention rights;

These assets are in a usable condition corresponding to their age and have been maintained in due order by SELLER and COMPANY.

k)              The contracts between COMPANY and customers, as mentioned in Annex [3], exist in their written forms without any additional agreements, with legal effect and without any notice of termination. Violations of duties or impairments of the performance of contractual obligation did not occur and are not foreseeable. COMPANY on its side handled the contracts within the proposed framework of calculations.

l)                 The renting and leasing agreements listed in Annex [4] exist with legal effect and without any notice of termination in their written forms without any additional agreements.

m)           Apart from the ones mentioned in this Agreement there do not exist any  contractual relations (e.g. distribution contracts, licence contracts, loan agreements, agreements relevant in terms of antitrust law) of COMPANY, except for those set forth in Annex [5]. Apart from the contracts set forth in Annex [4] there do not exist any agreements in the field of finances like, for instance, guaranties, security agreements, warranties outside of the warranties for customers as described in the contracts set forth in Annex [3] and no collateral promises.

n)             COMPANY is entitled to bear the name “POET” as company name and trademark for products in the field of data processing and for software.

o)             Except for copyrights which cannot be waived, the software of COMPANY according to Annex [6] is free of rights of third parties which could be an obstacle for a use for the company’s benefit. The PARTIES agree that in future, too, COMPANY shall have a non-exclusive, in terms of time unlimited right of use without any charge to make use of the POET data base-software for its use in the software according to Annex [6] for application within the framework of the existing customer contracts according to Annex [3]. The use for the benefit of other customers or other software shall be subject to a separate agreement between COMPANY and SELLER. Insofar, SELLER undertakes to make agreements including adequate provisions with COMPANY.

p)             The balance sheet of COMPANY as to July 01, 2004, submitted to PURCHASER in preparation of this Agreement and the monthly statement of account of COMPANY as to July 31, 2004, submitted to PURCHASER in preparation of this Agreement as well as the Effective Date balance as to August 31, 2004 correspond to the provisions set forth in the German Commercial Code for the drawing up of annual statements of account and the other applicable statutory provisions and the proper accounting principles and the principles of proper balance sheet preparation inclusive of balance sheet consistency. Said statements reflect the actual circumstances of COMPANY in the field of finance, assets and income as to the respective balance sheet date. The PARTIES agree that no warranty claims shall arise for PURCHASER from the fact that the estimate of current market values together with goodwill and going concern value in the Spin-off opening balance as to July 01, 2004 differs from the estimate used in the final balance sheet for the business division “catalogue business” as to June 30, 2004.

q)             The balance of the liabilities existing at 31st August 2004 and becoming due within one month after execution of this Agreement amounts to not more than € 155.000.

r)                COMPANY has duly fulfilled all its tax liabilities.

s)              Annex [7] to this Agreement contains a complete and correct list of all bank accounts of COMPANY as well as the names of the authorised signatories and the balances of accounts as to Effective Date.

t)                Annex [8] to this Agreement contains a complete and correct list of all employees of COMPANY. The written contracts submitted for these employees reflect the respective contractual situation appropriately and completely. PURCHASER is aware of the existing option provisions for employees with affiliated companies of SELLER. Except for tasks, if any, in connection with the settlement of already existing options PURCHASER does not have any obligations towards employees arising from option promises of SELLER or its affiliated companies. There do not exist any further persons holding or claiming the right to be employees of COMPANY. There do not exist any claims of employees with respect to an occupational pension scheme, except for the direct insurances listed in Annex [9].

u)             There do not exist any judicial or extra-judicial labour law disputes.

v)             Except for a contract with Mr. Oliver Kreinke there do not exist any contracts of COMPANY with persons working on a free-lance basis or commercial agents or about the letting of hired labour.

w)           Public allowances or subsidies subject to repayment have neither been collected nor applied for.

x)               Up to the date of transfer, COMPANY is in its capacity as a subsidiary of SELLER subject to an insurance coverage within the framework of the insurances listed in Annex [10]. As from the date of transfer, but not earlier than one week after execution of this Agreement this insurance coverage shall cease to apply.

y)             No insolvency proceedings or similar proceedings have been instituted against SELLER or COMPANY and SELLER has no knowledge about circumstances which could justify the institution of such proceedings.

z)               At the time of the notarisation of this Agreement no legal proceedings (inclusive of arbitration proceedings), administrative proceedings and investigations are pending.

aa)        SELLER is not aware of any material circumstances which could have a considerable negative impact on the valuation of COMPANY and the disclosure of which is, therefore, of understandable interest for SELLER.

bb)      With respect to the procedures mentioned under a) through z) there do not exist any offers made by COMPANY or options of third parties concerning a termination modification or cessation of procedures.

2.               The parties agree, that the guarantees provided under above Art. 5 para 1. are not applicable to the contracts between POET GmbH and CC-Chemplorer/CC-Hubwoo and that therefore there are no claims of PURCHASER against SELLER from those guarantees in connection with those contracts.

3.               The PARTIES agree that the independent warranty according to the preceding paragraph 1 does not represent a warranty as to quality or state under Section 443 of the German Civil Code. Nor does Section 444 of the German Civil Code apply to claims on the basis of this independent warranty. In this Agreement, the PARTIES insofar agree upon an independent contractual regulation of warranties which replaces the statutory warranty provisions.

4.               With respect to the knowledge of SELLER the current positive knowledge of its managers Jochen Witte and Ludwig Lutter shall be decisive.

Article 6

Legal Consequences of a Breach of Warranty

1.               In case that one or more of the independent warranties mentioned in Article 5 is not correct at the time of entering into this Agreement or at the time of the registration of the Spin-off according to Article 1 paragraph 2 SELLER shall put PURCHASER in a position that would exist for PURCHASER had the respective warranty been correct. If the disadvantage arising from the non-fulfilment of the warranty is (also) a disadvantage of the COMPANY PURCHASER shall also be entitled to request that SELLER puts COMPANY in a position it would have had the respective warranty been correct. First  PURCHASER shall inform SELLER clearly about the violation according to its point of view with respect to one or more warranties in writing. Afterwards, SELLER shall inform PURCHASER immediately in writing whether it regards the violation as given and, if necessary, whether and how it plans to remedy the violation. PURCHASER shall be entitled to set an adequate period of time during which SELLER has to take corrective measures. If SELLER refuses to take corrective measures or if SELLER fails to come up to PURCHASER’s request for corrective measures within the set period of time PURCHASER shall be entitled to claim a compensation for the damage arisen for this reason. SELLER shall, however, not be liable for loss of profits, except in cases of intentional behaviour or gross negligence.

2.               In case of paragraph 1, PURCHASER shall give SELLER access to any documents and materials and give any information to SELLER which are necessary for the latter in order to be able to check the justification of claims of PURCHASER, if any, arising from this Agreement.

3.               A liability of SELLER shall be excluded if and insofar as PURCHASER had knowledge due to the documents according to Annex [11] submitted to it in connection with the due diligence investigation carried out by it or could have had knowledge had he checked said documents with the care of a diligent businessman or of the fact that some matters, events, documents, statements or other circumstances exist according to which one or more warranty statements of SELLER were not correct at the time of entering into this Agreement.

4.               Any claims of PURCHASER arising from the fact that one of the independent warranties mentioned in Article 5 is not correct shall become statute-barred as to June 30, 2007.

5.               The running of the Statute of Limitations with respect to claims of PURCHASER on the basis of the inaccuracy of the independent warranties of SELLER mentioned in Article 5 shall be interrupted upon receipt of a letter of PURCHASER sent by registered mail to SELLER by means of which PURCHASER asserts such claims by describing the facts supporting the inaccuracy of the warranty. Said interruption shall cease upon receipt of a letter of SELLER, sent by registered mail to PURCHASER, by means of which SELLER refuses to fulfil such claims, but one month after receipt of the PURCASERS` letter according above sentence 1 by the SELLER  at the latest, if within said period of time PURCHASER had not received a letter of SELLER by means of which SELLER gives its comments with respect to the case of the claims asserted by PURCHASER. The limitation of time shall apply not earlier than three (3) months after the end of the interruption. Section 203 of the German Civil Code shall not apply.

6.               SELLER shall be liable for the inaccuracy of a warranty according to Article 5 only if and insofar as the damage which has arisen and has to be compensated  exceeds in the individual case an amount of € 1,000.00 (in words: one thousand Euros) and in total an amount of € 30,000.00 (in words: thirty thousand Euros). All claims of PURCHASER arising from and in connection with the inaccuracy of a warranty according to Article 5 shall be limited to the amount of the purchase price paid.

7.               If claims are asserted against the COMPANY by third parties and such claims would entail a claim of PURCHASER against SELLER PURCHASER shall be obliged to ensure that - upon request of SELLER - the COMPANY takes all measures regarded as reasonable by SELLER to defend the claim and insofar observes the instructions given by SELLER. PURCHASER shall ensure that claims of third parties of the above-mentioned nature are only fulfilled and recognised after SELLER has given its written consent. Insofar as the asserted claims are justified in terms of their essential merits and amounts SELLER shall immediately give its written consent and fulfil due claims of the third party.

8.               All claims asserted due to contractual and/or statutory warranties and/or other representations and not based upon a violation of the independent warranties according to Article 5, except for claims due to fraudulent misrepresentation or other intentional violations of duty, shall be excluded. Apart from that and as far as legally admissible all legal consequences not explicitly mentioned in this Article 6 shall be explicitly excluded. This exclusion shall refer to all claims and rights whatsoever irrespective of their contractual, pre-contractual, tortuous or other legal ground . This shall, in particular, apply to all claims and rights resulting in a re-settlement, cancellation, ineffectiveness or modification of this Agreement and all claims and rights having similar legal consequences as well as rights to decrease or otherwise reduce the purchase price.

Article 7

Transition of the Business

1.               After execution of this Agreement, the COMPANY’s managing director Mr. Witte shall only carry out management acts after having obtained the prior consent of Dr. Karszt. He shall draw up the Effective Date balance sheet as to August 31, 2004 within 10 days and have it audited by the auditors Schomerus and Partner at the expense of the COMPANY within a further 10 days. Dr. Karszt shall be appointed as managing director with the right of sole representation as to the Transfer Date. Mr. Witte shall resign from office as managing director of the COMPANY 10 days after having drawn up the balance sheet, at the latest.

The audited Effective Date balance sheet shall be forwarded to PURCHASER and SELLER. PURCHASER and SELLER shall each have the right to audit the Effective Date balance sheet themselves or to have it audited by an auditing company appointed by them. The PARTIES shall be obliged to inform the other PARTY about any objections they might have with respect to the Effective Date balance sheet within a period of 10 days after receipt of said balance sheet. If PURCHASER and SELLER fail to come to an agreement with respect to the objections within a period of another 10 days an auditing company to be appointed by the President of the Chamber of Commerce of Hamburg shall - upon request of PURCHASER or SELLER - make a binding decision with respect to the Effective Date balance sheet. The auditing company must not maintain or have maintained any business relationship to one of the PARTIES. The auditing company shall make its decision according to Section 317 of the German Civil Code as expert arbitrator with equitable discretion. It shall also decide upon the costs of the arbitration according to the degree of success and defeat.

2.               SELLER shall support PURCHASER in connection with the transfer of the shareholder’s position after occurrence of the condition according to Article 2 paragraph 2.

3.               Mr. Witte shall have the right to a formal approval of his activities during the meeting of shareholders where the annual statement of account as to December 31, 2004 is approved by June 30, 2005 at the latest unless there exist reasonable reasons to refuse such approval; Mr. Witte is to be informed about such reasons in writing.

4.               SELLER undertakes to cease to use the designation “POET” in an identical or confusable form as from January 1, 2005, at the latest, especially as a component of a company, as a trademark or as a designation for goods and services etc. SELLER shall ensure that all companies affiliated with it also refrain to the same extent from using the designation “POET” as from January 1, 2005.

Article 8

Confidentiality, Publication

1.               The PARTIES undertake to treat the knowledge and information received about each other and the affiliated companies of the other PARTY in connection with the investigations about the acquisition as well as in connection with the negotiations and the execution of this Agreement with strict confidentiality and not to disclose them to third parties.

2.               The PARTIES undertake to treat the contents of this Agreement confidential unless there exist mandatory statutory duties or enforceable judicial or administrative decisions to disclose or unless the Agreement is submitted during arbitration proceedings or court proceedings in which the obligations arising from this Agreement are the subject matter of the dispute. This secrecy obligation shall cease three years after execution of this Agreement.

3.               Public statements in connection with this Agreement and its execution shall be subject to the prior written consent of the other PARTY. SELLER shall only be allowed to refuse a publication for important reasons. If due to mandatory statutory duties to disclose according to Article 8 paragraph 2 the Agreement or parts of the Agreement were published by one PARTY or by a third party the other PARTY shall no longer be bound to its secrecy duty with respect to the published parts.

Article 9

Notices/Service

1.               Any communication and statement arising from or in connection with this Agreement, especially legally relevant statements shall be made in writing and in the German language in order to be effective.

2.               Any communication and statement arising from or in connection with this Agreement shall be forwarded to the following addresses:

a)              Communications and statements to SELLER:

POET Software GmbH

zu Händen der Geschäftsführung

Wiesenkamp 22 b, 22359 Hamburg

b)             Communications and statements to PURCHASER:

ems ePublishing AG

zu Händen des Vorstandes

Karl-Friedrich-Str. 14-18, 76133 Karlsruhe

3.               Each PARTY shall be entitled to change its address to which communications and statements have to be sent by forwarding a written statement to this effect to the other PARTY according to paragraphs 1 and 2. The new address must be an address in Germany.

Article 10

Applicable Law, Jurisdiction

1.               The applicable law for this Agreement shall be the law of the Federal Republic of Germany.

2.               The exclusive venue for disputes arising from or in connection with this Agreement shall be the respective place of business of the PARTY being the defendant in the proceedings in question.

Article 11

Costs

Each PARTY shall bear its own costs arising from or in connection with the preparation of this Agreement. The costs for the notarial recording of this Agreement shall be borne by PURCHASER.

Article 12

Final Provisions

1.               This Agreement shall supersede any and all expressions of intent made in connection with the contract negotiations and oral expressions of intent of the PARTIES; this shall also apply as far as these expressions deviate from the contents of this Agreement.

2.               There are no oral additional agreements to this Agreement. Amendments and modifications of this Agreement shall be subject to writing and an explicit reference to this Agreement as far as no further formal requirements are necessary. The same shall apply to a waiver of the requirement of written form.

3.               Any assignment or transfer of one PARTY’s rights and duties arising from this Agreement to a third party shall be subject to the prior written consent of the other PARTY.

4.               All Annexes shall form an integral part of this Agreement.

5.               If a provision of this Agreement is or becomes ineffective or unenforceable the effectiveness of this Agreement as a whole shall not be affected. The PARTIES shall be obliged to replace the ineffective or unenforceable provision by another one coming as close as possible to the economic result of what the PARTIES originally intended. If this Agreement has a gap or, in particular, fails to regulate an issue obviously necessary to be clarified the PARTIES shall fill the gap by an effective provision whose economic result corresponds to what the PARTIES would have agreed upon had they recognised the gap. As far as necessary, the PARTIES shall in both cases be obliged to have the respective new provision recorded by a notary public.

6.               SELLER confirms that it is obliged to hold the COMPANY harmless with respect to claims according to Section 133 of the German Merger Act (UmwG) as far as such claims refer to the business division resting with it on the basis of the Spin-off. The COMPANY confirms that it is obliged to hold SELLER harmless with respect to claims according to Section 133 of the German Merger Act as far as such claims refer to the business division transferred to it on the basis of the Spin-off. These obligations shall not be affected by this Agreement.

The notary public advises the persons appearing

•                  that in case of a sale of shares of a private limited liability company only the persons whose acquisition has been registered with the Company by giving evidence of the transfer shall be regarded as Purchaser by the Company;

•                  that the Purchaser shall be bound by all legal acts of the COMPANY towards SELLER or by SELLER towards COMPANY with respect to the company relationship prior to registration;

•                  that Purchaser shall apart from Seller be liable for the performances in arrears with respect to the Share at the time of registration.

By:

/s/ Jakob Karstz
/s/ Jochen Witte
/s/ Ludwig Lutter

List of Omitted Annexes to Share Purchase and Transfer Agreement

Annex #		Annex Title

Annex 1	—	Balance Sheet as of July 1, 2004
Annex 2	—	Balance Sheet as of June 30, 2004
Annex 3	—	Customer Contracts
Annex 4	—	Renting and Leasing Contracts
Annex 5	—	Other Contracts
Annex 6	—	Software
Annex 7	—	Bank Accounts
Annex 8	—	Employees
Annex 9	—	Employee Pension Insurances
Annex 10	—	Insurances
Annex 11-1	—	Customer Files
Annex 11-2	—	Project Documents - cc chemplorer
Annex 11-3	—	Project Documents - DCX
Annex 11-4	—	Other Files
Annex 11-5	—	Customer Contracts
Annex 11-6	—	Other Documents Provided